eTotalSource, Inc.
1510 Pool Boulevard
Yuba City, California 95993

February 13, 2006

VIA EDGAR AND MESSENGER

Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20549

Re:	eTotalSource, Inc.
Request for Acceleration of Registration Statement on Form SB-2
File No. 333-130800

Dear Mr. Shuman:

eTotalSource, Inc., (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement (the “Registration Statement”) on Form SB-2 (File No. 333-130800), filed on December 30, 2005 (and subsequently amended twice, most recently on the date hereof by the filing of Amendment No. 2 to the Form SB-2), to 1:00 pm on February 14, 2006, or as soon thereafter as is practicable.

In addition to our request for acceleration of the effectiveness of the Registration Statement, the Company hereby acknowledges that:

•
Should the United States Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	The Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Christopher J. DeLise, Esq. at (305) 539-3319 of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Company.

Sincerely,

eTotalSource, Inc.

/s/ Terry L. Eilers
Terry L. Eilers
Chief Executive Officer and Chairman of the Board

cc: Daniel Lee, United States Securities and Exchange Commission (via Messenger)